SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 April 22, 2004

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F X         Form 40-F
                                 ---                 ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes       No X
                                    ---      ---

 (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders)

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes       No X
                                    ---      ---

 (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other
                          Commission filing on EDGAR.)

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 Yes       No X
                                    ---      ---

 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        CORUS GROUP plc



Date: April 22, 2004                    By   Theresa Robinson
    ----------------                         ----------------

                                             Name: Mrs T Robinson
                                             Group Secretariat Co-ordinator

22 April 2004


Corus Group plc


Annual General Meeting, 22 April 2004


The results of today's poll on the resolutions put to the meeting were as follows:

--------------------------------------------------------------------------------
RESOLUTION         VOTES FOR         %          VOTES        %      VOTES TOTAL
NO.                                           AGAINST
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1              2,611,046,654    97.09%     78,283,017    2.91%    2,689,329,671
--------------------------------------------------------------------------------
2              2,651,852,329    99.94%      1,710,920    0.06%    2,653,563,249
--------------------------------------------------------------------------------
3(i)           2,619,203,095    98.80%     31,917,070    1.20%    2,651,120,165
--------------------------------------------------------------------------------
3(ii)          2,633,047,416    98.50%     39,986,019    1.50%    2,673,033,435
--------------------------------------------------------------------------------
3(iii)         2,686,780,138    99.93%      1,777,149    0.07%    2,688,557,287
--------------------------------------------------------------------------------
3(iv)          2,061,288,470    76.61%    629,389,314   23.39%    2,690,677,784
--------------------------------------------------------------------------------
3(v)           2,678,872,818    99.91%      2,523,441    0.09%    2,681,396,259
--------------------------------------------------------------------------------
4              2,674,790,176    99.91%      2,331,879    0.09%    2,677,122,055
--------------------------------------------------------------------------------
5              2,665,961,169    99.09%     24,391,946    0.91%    2,690,353,115
--------------------------------------------------------------------------------
6*             2,687,312,273    99.89%      3,079,387    0.11%    2,690,391,660
--------------------------------------------------------------------------------
7              1,993,866,111    75.50%    647,065,739   24.50%    2,640,931,850
--------------------------------------------------------------------------------
8              2,686,017,581    99.86%      3,722,651    0.14%    2,689,740,232
--------------------------------------------------------------------------------
9              2,650,371,873    98.52%     39,901,800    1.48%    2,690,273,673
--------------------------------------------------------------------------------
10             2,649,029,965    98.50%     40,293,885    1.50%    2,689,323,850
--------------------------------------------------------------------------------
11             2,650,503,778    98.53%     39,674,303    1.47%    2,690,178,081
--------------------------------------------------------------------------------
12*            2,697,920,417    99.94%      1,534,578    0.06%    2,699,454,995
--------------------------------------------------------------------------------
13*            2,666,673,275    99.13%     23,375,501    0.87%    2,690,048,776
--------------------------------------------------------------------------------


* Special Resolution